SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

Between June 30, 2003 and July 31, 2003 the percentage of shares of Mastrapasqua Growth Value Fund owned by the Estate of Adron P. Trantum dropped from 8.02% to less than 5%.

Between October 31, 2003 and November 30, 2003 the percentage of shares of Mastrapasqua Growth Value Fund owned by Bear Stearns Securities Corporation increased from less than 5% to 11.31%.